Exhibit 99.1

Almaden Minerals Ltd.

NYSE MKT: AAU
TSX: AMM

Suite 310 - 1385 West 8th Avenue, Vancouver, BC, Canada, V6H 3V9
ph: 604.689.7644 + fax: 604.689.7645 + www.almadenminerals.com

NEWS RELEASE
November 9th, 2015
Trading Symbols:
AMM : TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN FILES AMENDED 2014 TECHNICAL REPORT
Vancouver B.C. Almaden Minerals Ltd. ("Almaden" or the "Company"; AMM: TSX; AAU: NYSE MKT) announces that as a result of a review by the British Columbia Securities Commission, we are issuing the following news release to clarify our disclosure. The review identified filing and disclosure issues with the technical report titled, NI 43-101 Technical Report Preliminary Economic Assessment of the Ixtaca Project, Mexico ("the Report") filed on October 9th, 2014. The Company has amended the report accordingly, which has now been refiled on SEDAR as an amended report. The Company wishes to clarify that the amendments are not material changes and the Report's data, inputs, interpretation, conclusions and results all remain unchanged. The items amended according to NI 43-101 guidelines are listed below in order of appearance in the original report.
•	The Title Page of the Report did not include the name and professional designation of each qualified person as required. This information was added.
•	The summary resource table in Summary section 1.11 of the Report was non-compliant as it showed only AuEq grades. This table has been amended to show both Au and Ag grades for each category of Resources.
•	Summary section 1.15 of the Report was amended to include the following NI 43-101 cautionary language:
"The economic results are based on the potentially mineable tonnages in the selected ultimate pit. The potentially mineable tonnages in the PEA selected ultimate pit include Inferred Resources.  The reader is cautioned that Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that Inferred Resources will ever be upgraded to a higher category. The reader is further cautioned that the preliminary economic assessment is preliminary in nature, and that there is no certainty that the preliminary economic assessment will be realized."
•	Several amendments were made to Section 14 of the Report as follows:
o	The Report quoted the 2005 CIM Definition for mineral resources which was updated in 2010 and 2014. The Report was amended to include the new Definitions.
o	The Report quoted the mineral resource estimates in two sets of tables, one assuming edge dilution and the other without. The Report did not clearly establish which estimate was the base case mineral resource estimate. Accordingly one set of tables was removed.
o	The Report presented the resource with two cutoffs, gold only (Au) and gold equivalent (AuEq). The Report did not clearly establish which estimate was the base case mineral resource estimate. Accordingly one set of tables was removed.

o	A discussion of the key assumptions, parameters and methods used to estimate the mineral resources was added.

•	In Section 16.3 the Report stated, "An underground mining scenario using lower metal prices has been considered. The results of this scoping scenario are available from Almaden". Underground mining was not part of the mining plan evaluated in the Report. Therefore the Company retracts this statement which has been removed from the amended Report.
About Almaden
Almaden owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca gold/silver deposit, which was discovered by Almaden in 2010 and currently hosts an N.I. 43-101 compliant Measured and Indicated resource of approximately 93 million tonnes grading 0.55 g/t Au and 32 g/t Ag, for a total of 1.65M ounces of gold and 96.7M ounces of silver. The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clark have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

On Behalf of the Board of Directors
"Morgan Poliquin"
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.
Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to estimated project capital and other project costs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.